Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2013	2012	2013	2012

Income before income taxes	$1,177	$608	$2,397	$1,685
Interest	86	96	178	192
Portion of rentals deemed to be interest	16	16	32	32

Income available for fixed charges	$1,279	$720	$2,607	$1,909

Fixed charges:
Interest	$86	$96	$178	$192
Portion of rentals deemed to be interest	16	16	32	32

Total fixed charges	$102	$112	$210	$224

Ratio of earnings to fixed charges	12.52	6.42	12.39	8.51

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.